SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of December 2013

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

EXHIBITS

Exhibit Number		Page

1.1	Announcement, dated December 23, 2013	A-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: December 24, 2013	By:	/s/ Li Yue
	Name:	Li Yue
	Title:	Executive Director and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 941)

ANNOUNCEMENT ON ADJUSTMENTS OF

PUBLIC TELECOMMUNICATIONS NETWORK

INTERCONNECTION SETTLEMENT STANDARDS

This announcement is made by China Mobile Limited (the “Company”) pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and Part XIVA of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong).

The Board of Directors of the Company announces that its parent company, China Mobile Communications Corporation, received a notification issued by the Ministry of Industry and Information Technology (the “MIIT”) that the MIIT has decided to adjust the public telecommunications network interconnection settlement standards of basic telecommunications operators in Mainland China. With effect from 1 January 2014, when mobile users of China Telecommunications Corporation (“China Telecom”) and China United Network Communications Group Company Limited (“China Unicom”) in Mainland China and mobile users of the Company in Mainland China (excluding TD-SCDMA users with specified prefix numbers of 157 and 188) make phone calls to each other, the settlement charges payable by China Telecom and China Unicom to the Company will be adjusted from RMB0.06/minute to RMB0.04/minute, while the settlement charges payable by the Company to China Telecom and China Unicom remain at RMB0.06/minute. The MIIT will assess the above interconnection settlement policy once every two years based on the development conditions of the telecommunications market and will make adjustments when appropriate. The interconnection settlement policies for TD-SCDMA remain unchanged, meaning that when mobile users of China Telecom and China Unicom in Mainland China and TD-SCDMA users of the Company with specified prefix numbers of 157 and 188 make phone calls to each other, the settlement charges payable by China Telecom and China Unicom to the Company are RMB0.06/minute, and the settlement charges payable by the Company to China Telecom and China Unicom are RMB0.012/minute. When users of different basic telecommunications operators in Mainland China send SMS or MMS to each other, the settlement charges for SMS will be adjusted from RMB0.03/message to RMB0.01/message, and the settlement charges for MMS will be adjusted from RMB0.10/message to RMB0.05/message.

A-1

Based on the Company’s actual volumes of inter-mobile network voice usage, SMS and MMS for the first half of 2013, and assuming that the above adjustments of the interconnection settlement standards had taken effect on 1 January 2013, the Company estimates that the above adjustments would have resulted in a reduction in the interconnection revenue of the Company by approximately RMB4.31 billion and a reduction in the interconnection charges by approximately RMB0.84 billion for the first half of 2013.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

By Order of the Board China Mobile Limited Xi Guohua Chairman

Hong Kong, 23 December 2013

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Xi Guohua, Mr. Li Yue, Mr. Xue Taohai, Madam Huang Wenlin, Mr. Sha Yuejia and Mr. Liu Aili as executive directors and Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing, Dr. Moses Cheng Mo Chi and Mr. Paul Chow Man Yiu as independent non-executive directors.

A-2